

Mail Stop 3561

November 2, 2009

Mr. James P. Walker, Jr.
Chief Executive Officer
Bidgive International, Inc.
3538 Caruth Blvd., Suite 200
Dallas, Texas 75225

      Re: Bidgive International, Inc.
             Form 10-K for the year ended December 31, 2008
             Filed April 16, 2009
             Form 10-Q for the quarter ended June 30, 2009
             Filed August 19, 2009
             File No. 0-49999

Dear Mr. Walker:

      We have reviewed your response letter dated October 22, 2009 and have the following additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note that your response to comments two, nine and 10 from our letter dated September 15, 2009 indicate that you will file an amendment to your Form 10-K. Please file this amendment or tell us when you intend to file it.

Note 2 – Convertible Debt, page 33

2.   We note the additional disclosure concerning your Lines of Credit, Loans Payable and Loans from Shareholder that you have proposed to add to future filings in response to comment seven from our letter dated September 15, 2009. Please also

disclose in future filings the maturity date and interest rate for each of these types of debt, as we believe this is important information to your investors.

Form 10-Q for the Quarter Ended June 30, 2009

Note 2 – Convertible Debt and Common Stock Subject to Rescission Rights, page 7

3.   We read in your response to comment 11 from our letter dated September 15, 2009 that the modification of one of your convertible notes to change the conversion price from $1.50 to $0.001 has not been accounted for at this time. This statement appears inconsistent with the guidance in EITF 96-19 and EITF 06-6, which indicate that you should evaluate whether a substantial modification or exchange has occurred at the time that you modify the terms of the debt agreement. Since we understand that you modified the conversion price in the second quarter of 2009, and since it appears likely to us that this change in conversion price would meet the criteria specified in the above referenced guidance to qualify as "substantial," it appears that this would have impacted your financial statements as of June 30, 2009. Provide us with your analysis of how this modification or exchange of convertible debt should have been accounted for as of June 30, 2009, and provide us with your analysis of whether your June 30, 2009 financial statements should be restated to properly reflect the impact of this modification or exchange.

*   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing, you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

You may contact Lisa Sellars, Staff Accountant, at 202-551-3348, or me at 202-551-3737 if you have questions regarding the above comments.

Sincerely,

Jennifer Thompson
Accounting Branch Chief